ITEM 1

FOR IMMEDIATE RELEASE

Eagleford Energy enters into Consulting Agreement and provides Operations Update

Toronto, May 2, 2011 – Eagleford Energy Inc. (OTCBB “EFRDF”) (“Eagleford Energy” or the “Company”) announces that it has entered into a consulting agreement with Stockwire Research Group Inc., of Austin, Texas (“Stockwire”) to provide corporate marketing and public relations services to the Company for a period of six months. The Company has agreed to compensate Stockwire by issuing 100,000 restricted common shares and 50,000 restricted common share purchase warrants exercisable at US $1.25 per common share for a period of 12 months from the date of issue.

The Company is also pleased to announce that the Matthews/Dyami #3 well has reached its projected target depth to the San Miguel formation and testing is currently underway. The Company’s Matthews Lease comprises 2,629 acres of land in Zavala County, Texas and is situated adjacent to the Redhawk land block under development by Petrohawk Energy Corporation (NYSE: HK).   Zavala County, Texas is part of the Maverick Basin of Southwest Texas and downdip from the United States Geological Studies north boundary of the Smackover-Austin-Eagle Ford total petroleum system. This area is often referred to as the oil window of the present Eagle Ford shale play

For further information, please contact:

Eagleford Energy Inc.
Investor Relations
Telephone: 877-723-5542
Facsimile: 416 364-8244

About Eagleford Energy Inc.

Eagleford Energy Inc. is a growth orientated oil and gas company with a focus on growing hydrocarbon reserves, cash flow, and net asset value per share through exploration and production of mineral properties in South Texas. There are approximately 33 million shares issued and outstanding in the capital of the Company.

Certain information regarding the Company in this news release may constitute forward-looking statements under applicable securities laws. The forward-looking information includes, without limitation, projections or estimates made by us and our management in connection with our business operations.  Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions and expected future developments pertaining to the Company and the industry in which it operates as well as certain assumptions as specifically outlined in the release above.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by the Company and described in the forward-looking information contained in this press release.  Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties.  Readers are cautioned that the foregoing list of risk factors is not exhaustive.  Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is released and the Company disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities laws.

1 King Street West, Suite 1505, Toronto, ON, Canada Telephone: 416 364 4039, Facsimile: 416 364-8244